ONESOURCE SERVICES INC.
60 MARKET SQUARE
P.O. BOX 1768
BELIZE CITY
BELIZE
TEL NO: 501 223 4245
FAX NO: 501 227 4443

U.S. Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

November 8, 2006

Dear Sirs,

Re: OneSource Services Inc. (File No. 82-35018)

Pursuant to the filing requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 for foreign private issuers that have claimed an exemption, OneSource Services Inc. ("OSI") hereby submits a copy of a press release containing its Interim Results for the six months ended September 30, 2006.

Yours faithfully,

Abner Peralta
Company Secretary's Office

11/15

ONESOURCE

File No. 82-35018

Press Release

OneSource Services Inc.

ONESOURCE SERVICES INC. ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

Belize City, Belize, November 7, 2006 -- OneSource Services Inc. (London AIM: OSS) ("OneSource") reported revenue of $207.3m (2005 – $205.8m) and net income of $0.4m (2005 – $1.1m) for the three months ended September 30, 2006, the second quarter of fiscal year 2007. Diluted earnings per share for the three months ended September 30, 2006 was $0.11 (2005 – $0.29). For the six months ended September 30, 2006, revenue was $411.5m (2005 – $403.1m) and net income was $1.4m (2005 – $2.1m). Diluted earnings per share for the six months ended September 30, 2006 was $0.37 (2005 – $0.56).

OneSource performance reflects continued focus on client retention and efficiency improvement in a market where gaining new business remains extremely competitive. In this environment, high levels of new contract bidding and expansion of services to existing clients have helped support a modest amount of organic growth. During the quarter OneSource won seven major new contracts which were partially offset by the loss of two.

OneSource differentiates its service offering and competitive positioning through total cost management solutions, client specification re-engineering initiatives and other market leading programs such as OneSource GreenSweep™ which is environmentally designed to meet the requirements of green building operations.

SEC MAIL PROCESSING
RECEIVED
NOV 13 2006
WASH, D.C. 186 SECTION

For further information contact:

OneSource Services
+501 227 7178

Makinson Cowell
212-994-9044

Note: This and other press releases are available at the Company's website: **http://www.One-Source.com**.

About OneSource Services Inc.

OneSource is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts.

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions

	3 months ended September 30, 2006	3 months ended September 30, 2005	6 months ended September 30, 2006	6 months ended September 30, 2005
Net sales	207.3	205.8	411.5	403.1
Cost of sales	(184.4)	(184.3)	(366.8)	(361.2)
Selling, general and administrative expenses	(21.5)	(19.3)	(41.8)	(37.8)
Operating income	1.4	2.2	2.9	4.1
Net interest income (expense)	-	(0.2)	0.4	(0.5)
Income before income taxes	1.4	2.0	3.3	3.6
Income taxes	(0.4)	(0.2)	(0.7)	(0.3)
Income after income taxes	1.0	1.8	2.6	3.3
Minority interests	(0.6)	(0.7)	(1.2)	(1.2)
Net income	0.4	1.1	1.4	2.1
Earnings per ordinary share (dollars)				
Basic and diluted	$0.11	$0.29	$0.37	$0.56
Number of ordinary shares ('000) Basic and diluted	3,764	3,764	3,764	3,764

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Balance Sheets (unaudited)
US dollars in millions

	September 30 2006 $m	March 31 2006 $m
Assets		
Current assets:		
Cash and cash equivalents	0.9	4.5
Restricted cash deposits	13.6	13.4
Trade accounts receivable - net	92.1	88.0
Other current assets	12.1	9.1
Total current assets	118.7	115.0
Restricted cash deposits	31.8	31.8
Goodwill - net	175.9	175.9
Other long-term assets	15.1	13.4
Total assets	341.5	336.1
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	30.2	29.4
Accrued personnel costs	29.2	30.3
Insurance reserves - current portion	21.2	20.5
Other current liabilities	17.7	18.2
Total current liabilities	98.3	98.4
Insurance reserves - long-term portion	50.2	48.6
Other long-term liabilities	19.2	16.6
Total liabilities	167.7	163.6
Total shareholders' equity	173.8	172.5
Total liabilities and shareholders' equity	341.5	336.1

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Cash Flows (unaudited)
US dollars in millions

Six months ended September 30	2006 $m	2005 $m
Cash flows from operating activities		
Net income	1.4	2.1
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	2.3	2.7
Other - net	2.5	1.9
Changes in assets and liabilities - net	(6.8)	(11.5)
Net cash (utilized) by operating activities	(0.6)	(4.8)
Cash flows from investing activities		
Property, plant and equipment – net	(3.6)	(1.5)
Net cash (utilized) by investing activities	(3.6)	(1.5)
Cash flows from financing activities		
Increase in short-term debt	0.8	3.3
Net investment by former parent	-	(0.8)
(Decrease) increase in restricted cash deposits	(0.2)	2.4
Net cash provided by financing activities	0.6	4.9
Net change in cash and cash equivalents	(3.6)	(1.4)
Cash and cash equivalents at beginning of period	4.5	6.1
Cash and cash equivalents at end of period	0.9	4.7

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